BD 3/5

SECURITIES [redacted] ON
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03013371

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-53460

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Partners LLC CRD#115014

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

263 Tresser Blvd, Suite 1200
(No. and Street)

Stamford (City) Ct (State) 06901 (Zip Code)

RECEIVED FEB 28 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony P. Schepis 203-961-0023
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co LLP
(Name – *if individual, state last, first, middle name*)

Grace Building 1114 Ave of the Americas 17th floor NY, NY 10036
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





3/13

## OATH OR AFFIRMATION

I, Anthony P. Schepis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partners LLC, as of 2/27, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Ann V. Krupnik
Notary Public, State of Connecticut
My Commission Expires May 31, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PURSUIT PARTNERS LLC

## FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2002

## PURSUIT PARTNERS LLC

## CONTENTS


| | Page |
|---|---|
| **INDEPENDENT AUDITOR'S REPORT** | 1 |
| **FINANCIAL STATEMENTS** | |
| Statement of Financial Condition | 2 |
| Statement of Income and Members' Equity | 3 |
| Statement of Cash Flows | 4 |
| Statement of Changes in Members' Equity | 5 |
| Notes to the Financial Statements | 6 - 8 |
| Independent Auditor's Report on Supplemental Information | 9 |
| Computation of Net Capital Pursuant to Rule 15c3-1 | 10 |
| Statement Pursuant to Rule 17A-5(D)(4) | 11 |
| Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17A-5 | 12 - 13 |

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

# INDEPENDENT AUDITOR'S REPORT

To the Members
Pursuit Partners LLC

We have audited the accompanying statement of financial condition of Pursuit Partners LLC as of December 31, 2002 and the related statements of income and members' equity, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the members, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pursuit Partners LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
January 19, 2003

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

# PURSUIT PARTNERS LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2002

### ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ | 661,362 |
| Prepaid expenses | | 30,765 |
| Loan receivable | | 20,000 |
| **Total Current Assets** | | 712,127 |
| **PROPERTY AND EQUIPMENT - Net** - Note 3 | | 1,223 |
| **OTHER ASSETS** | | |
| Security deposits | | 55,535 |
| **Total Assets** | $ | 768,885 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ | 59,521 |
| Accrued expenses | | 100,629 |
| Accrued pension contributions - Note 5 | | 57,926 |
| Payroll taxes payable | | 5,276 |
| **Total Current Liabilities** | | 223,352 |
| **MEMBERS' EQUITY** | | |
| Members' equity | | 545,533 |
| **Total Liabilities and Members' Equity** | $ | 768,885 |

See auditor's report and notes to the financial statements.

**PURSUIT PARTNERS LLC**

**STATEMENT OF INCOME AND MEMBERS' EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2002**

| | |
|---|---|
| **REVENUES** | |
| Fees | $ 911,286 |
| Less: Commission expense | 91,129 |
| **Net Revenues** | 820,157 |
| **EXPENSES** | |
| Salaries and payroll taxes | 155,927 |
| Outside services | 68,480 |
| Guaranteed payments | 170,678 |
| Rent | 112,199 |
| Professional fees | 59,649 |
| Pension contributions | 57,926 |
| Licenses and permits | 36,572 |
| Employee medical insurance | 10,166 |
| General Insurance | 5,904 |
| Auto, travel and entertainment | 22,331 |
| Telephone | 9,125 |
| Utilities | 11,794 |
| Seminars | 3,923 |
| Office expense | 4,496 |
| Postage and delivery | 1,275 |
| Depreciation | 2,553 |
| Miscellaneous | 3,093 |
| **Total Expenses** | 736,091 |
| **Net Income from Operations Before Other Income (Expense)** | 84,066 |
| **OTHER INCOME AND (EXPENSES)** | |
| Interest income | 1,975 |
| Interest expense | (4,727) |
| **Total Other Income (Expenses)** | (2,752) |
| **Net Income** | 81,314 |
| **Members' Equity - Beginning of Year** | 264,219 |
| **Capital Contribution** | 200,000 |
| **Members' Equity - End of Year** | $ 545,533 |

See auditor's report and notes to the financial statements.

**PURSUIT PARTNERS LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2002**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 81,314 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 2,553 |
| Changes in current operating items: | | |
| Decrease in prepaid expenses | | 2,685 |
| Decrease in organization costs | | 34,929 |
| Decrease in due from members | | 23,751 |
| Increase in accounts payable | | 63,402 |
| Increase in accrued expenses payable | | 100,629 |
| Increase in accrued pension contribution | | 57,926 |
| **Total Cash Provided by Operating Activities** | | 367,189 |
| **INVESTING ACTIVITIES** | | |
| Additions to property and equipment | | (1,738) |
| Decrease in secured loans receivable | | 5,000 |
| **Total Cash Provided by Investing Activities** | | 3,262 |
| **FINANCING ACTIVITIES** | | |
| Capital contributions | | 200,000 |
| **Net Increase in Cash** | | 570,451 |
| **Cash - Beginning of Year** | | 90,911 |
| **Cash - End of Year** | $ | 661,362 |

See auditor's report and notes to the financial statements.

**PURSUIT PARTNERS LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2002**

| | Total | Robert Holmes | Anthony Schepis | Frank Canelas |
|---|---|---|---|---|
| **Members' Equity - Beginning of year** | $ 264,219 | $ 95,779 | $ 95,779 | $ 72,661 |
| Contributions | 200,000 | 72,500 | 72,500 | 55,000 |
| Net Income | 81,314 | 29,476 | 29,476 | 22,362 |
| **Members' Equity - End of Year** | $ 545,533 | $ 197,755 | $ 197,755 | $ 150,023 |

See auditor's report and notes to the financial statements.

**PURSUIT PARTNERS LLC**

**NOTES TO THE FINANCIAL STATEMENTS**

**DECEMBER 31, 2002**

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### A. Organization

Pursuit Partners, LLC (the "Company") was established as a Limited Liability Company in the State of Delaware on February 7, 2001. The Company is an investment organization engaged in securities trading, and is the holder of an introducing broker dealer license. The Company is also a Registered Investment Advisor in accordance with the rules of the Securities and Exchange Commission.

In 2002, the Company's activities were limited to trading securities between institutional clients as an introducing broker dealer. During the year ended December 31, 2002, the Company did not carry securities accounts for customers or perform custodial functions relating to customers securities. The Company's principal business offices are located in Stamford, Connecticut.

### B. Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement presentation.

### C. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### E. Cash and Cash Equivalents

For purposes of the Statement of cash flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

### F. Income Taxes

As a Limited Liability Company ("LLC"), the Company is taxed as a partnership. There is no provision for federal or state income taxes on the earnings of the Company as such; earnings will flow through directly to its members.

# PURSUIT PARTNERS LLC

## NOTES TO THE FINANCIAL STATEMENTS
## (cont'd)

## DECEMBER 31, 2002

### 2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that net capital, as defined, shall be at least the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2002, the Company's net capital computed in accordance with this rule was $438,010 compared to a minimum requirement of $27,919.

### 3. PROPERTY AND EQUIPMENT

Fixed assets are assigned the useful lives as specified under the current tax law. Management believes the lives under the tax law are substantially similar to the estimated useful lives required by Generally Accepted Accounting Principles ("GAAP"). Depreciation on fixed assets is recorded in accordance with that permitted for federal income tax purposes (MACRS).

Depreciation for the year ended December 31, 2002 is $2,553. The cost and accumulated depreciation for fixed assets are as follows:

**Property and Equipment – At Cost**

| | |
|---|---|
| Computer Equipment | $ 4,286 |
| Less: Accumulated depreciation | (3,063) |
| Property and Equipment - Net | $ 1,223 |

### 4. LEASE COMMITMENTS

A lease for the Connecticut office space was entered into as of March13, 2001. A security deposit of $55,535 was paid in relation to the lease. The Company is obligated under a non-cancelable operating lease requiring minimum annual rentals as follows:

Year ending December 31,

| | |
|---|---|
| 2003 | $ 111,072 |
| 2004 | $ 101,816 |

PURSUIT PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2002

## 5. RETIREMENT SAVINGS PLAN

The Company has adopted a simplified employee pension plan. Under the plan, each employee who has completed two years of service is eligible to contribute an amount equal to the lesser of 25% of his/her earnings subject to self employment or $40,000. The contributions are optional. The total contribution accrued by the Company for the year ended December 31, 2002 is $57,926.

## 6. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists of cash. The Company places its cash with financial institutions in New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured funds as of December 31, 2002 amounted to $401,822.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

# INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

The Board of Directors
Pursuit Partners LLC

We have audited the financial statements of Pursuit Partners LLC for the year ended December 31, 2002 and have issued our report thereon dated January 19, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
January 19, 2003



Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

**PURSUIT PARTNERS LLC**

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

**FOR THE YEAR ENDED DECEMBER 31, 2002**

| | | |
|---|---|---|
| **CAPITAL** | $ | 768,885 |
| Less: Non-allowable assets | | (107,523) |
| Liabilities | | (223,352) |
| **Net Capital** | | 438,010 |
| **Minimum Net Capital Required** | | (27,919) |
| **Excess Net Capital** | $ | 410,091 |

See auditor's report and notes to the financial statements.

**PURSUIT PARTNERS LLC**

**STATEMENT PURSUANT TO RULE 17A-5(D) (4)**

**DECEMBER 31, 2002**

Differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by Pursuit Partners LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2002. These differences are outlined below:

Additional accrued expenses recorded in the amount of $158,555.
Net Capital decreased due to removal of goodwill in the amount of $909,089.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Members of
Pursuit Partners LLC

We have audited the financial statements of Pursuit Partners LLC for the year ended December 31, 2002, and have issued our report thereon dated January 19, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Pursuit Partners LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.



Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Pursuit Partners LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Goldstein Golub Kessler LLP

New York, New York
January 19, 2003